Boston Brussels Chicago Düsseldorf London Los Angeles Miami Milan Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Mark S. Selinger Attorney at Law mselinger@mwe.com 212.547.5438

January 23, 2006

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Nicholas P. Panos, Esq., Special Counsel, Office of Mergers and Acquisitions

Re:	Arel Communications and Software Ltd. (the “Company”)
Amendment No. 1. to Schedule 13E-3 filed on January 17, 2005 by the
Company, CYMI Financing, LLC, CYMI Private Equity II, LLC and Cetus
Corp. (collectively, the “Initial Filing Persons”)
Commission File Number 5-58563

Ladies and Gentlemen:

        On behalf of the Initial Filing Persons and Clayton L. Mathile and Mary A. Mathile (collectively with the Initial Filing Persons, the “Filing Persons”), transmitted herewith for filing with the United States Securities and Exchange Commission (the “Commission”) via EDGAR is the Filing Persons’ Amendment No. 2 to Transaction Statement on Schedule 13E-3 (“Amendment No. 2”) and a revised preliminary proxy statement which is attached thereto as Exhibit (a)(5) (the “Revised Proxy Statement”).

        In addition, set forth below are the Filing Persons’ responses to the comments received from the staff of the Commission (the “Staff”) in a telephone conversation on January 20, 2006 (the “Telephonic Comments”) with respect to Amendment No. 1 to Transaction Statement on Schedule 13E-3 and the revised preliminary proxy statement filed on January 17, 2006 by the Initial Filing Persons. The responses below make reference to the Comment Letter of the Staff, dated January 12, 2006 (the “Comment Letter”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Revised Proxy Statement.

        For your convenience, we are also providing to you by hand delivery courtesy copies of this letter and clean and marked versions of Amendment No. 2 and the Revised Proxy Statement. The marked copies of Amendment No. 2 and the Revised Proxy Statement show all changes made from the versions filed with the Commission on January 17, 2006.

United States Securities and Exchange Commission
January 23, 2006

1.	In response to the Telephonic Comment with respect to comment #2 contained in the Comment Letter, the Company will deliver a copy of the Schedule 13E-3 with the definitive proxy statement to each of the Non-Continuing Shareholders prior to the Meeting. The Company has revised the disclosure in the Revised Proxy Statement accordingly.

2.	In response to the Telephonic Comment with respect to comment #5 contained in the Comment Letter, Clayton L. Mathile and Mary A. Mathile have been added as filing persons to Amendment No. 2. In connection with the foregoing, additional disclosure has been added on pages 3, 5 and 6 of Amendment No. 2 and pages 13 and 26 of the Revised Proxy Statement.

3.	In response to the Telephonic Comment with respect to comment #7 contained in the Comment Letter, the requested disclosure has been added on page 22 of the Revised Proxy Statement.

4.	In response to the Telephonic Comment with respect to comment #10 contained in the Comment Letter, the requested disclosure has been added on page 23 of the Revised Proxy Statement.

        Subject to completion of the Staff’s review of Amendment No. 2 and the Revised Proxy Statement, the Company currently plans to schedule its special meeting of shareholders for the arrangement at the end of February 2006. Accordingly, in order to provide sufficient time for the proxy solicitation period under applicable Israeli law, the Company respectfully requests that the Staff expedite its review of Amendment No. 2 and the Revised Proxy Statement.

United States Securities and Exchange Commission
January 23, 2006

        We appreciate the Staff’s attention to this matter. Please feel free to call me at 212-547-5438 or Jonathan Rochwarger of this office at 212-547-5558 if you wish to discuss any of the responses set forth above or the Revised Proxy Statement.

Sincerely, Mark S. Selinger

cc:	Jonathan Rochwarger, Esq. Ran Dlugi, Esq. McDermott Will & Emery LLP David H. Schapiro, Adv. Adrian Daniels, Adv. Yigal Arnon & Co.